United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By: /s/ Tan Lay Koon

Name	:	Tan Lay Koon
Title	:	President & Chief Executive Officer
Date	:	September 13, 2004

CORPORATE RELEASE

STATS ChipPAC APPOINTS CHIEF OPERATING OFFICER

Singapore and United States, September 13, 2004 – STATS ChipPAC Ltd. (“STATS ChipPAC” – NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Wan Choong Hoe as Chief Operating Officer.

Reporting directly to the President and Chief Executive Officer of STATS ChipPAC, Wan’s mission is to build the industry leading world-class manufacturing organization with best-in-class execution and service mindset across all plants. He will also drive a “one look and one experience” standard in all our plants for our customers.

“I am delighted to welcome Choong Hoe to STATS ChipPAC,” said Tan Lay Koon, STATS ChipPAC’s President and CEO. “Choong Hoe’s 25+ years of manufacturing experience will provide significant and relevant strengths to the leadership team of STATS ChipPAC, as we implement strategies to drive operational excellence in our worldwide manufacturing plants. Choong Hoe has been very successful in manufacturing start-ups, cost reduction, improved operational metrics, building strong teams, and implementing Six Sigma. His extensive operational background in assembly, test, planning, process/product engineering and maintenance functions make Choong Hoe ideally suited to ensure that all STATS ChipPAC operations incorporate industry best practices while remaining agile and responsive to our customers’ requirements. He will help ensure that we develop and motivate a strong operational leadership team and that our operational performance metrics deliver superior results in the market place.”

“I am excited to be joining STATS ChipPAC,” said Wan. “STATS ChipPAC is a leader in the outsourced assembly and test market. With its technology leadership and global presence, it is well positioned to offer complete solutions and create increasing value for its customers.”

Wan joins STATS ChipPAC from National Semiconductor Manufacturer Singapore Pte. Ltd. where he held various senior management positions such as Vice President, Managing Director and Director of Operations & QRA. Most recently, Wan served as Vice President & Managing Director, responsible for Singapore and China operations. Additionally, Wan led the start-up of the Suzhou/China Plant and served as Chairman of the Gintic Research Institute Management Board. Prior to joining National Semiconductor, Wan held numerous management and engineering positions at Texas Instruments Singapore Pte. Ltd.

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059

Wan holds an Electrical and Electronics Engineering degree from the University of Singapore and resides with his family in Singapore.

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd. (“STATS ChipPAC” – NNM: STTS and SGX: ST Assembly), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions of fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia, Taiwan and the United States, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are located in the Netherlands, China, Singapore, Japan, Taiwan, South Korea, Malaysia and the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Certain statements in this press release including statements regarding expected future financial results and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include the ability of STATS and ChipPAC to successfully integrate their operations and employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated 19 March 2004 and its Registration Statement on Form F-4 (File Number 333-114232). We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America.

Singapore Contacts :

Elaine Ang
Manager, Investor Relations / Corporate Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : Elaine.Ang@STATSChipPAC.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : Drew.Davies@STATSChipPAC.com	email : Lisa.Lavin@STATSChipPAC.com

The Ruth Group	The Ruth Group
David Pasquale – Executive Vice President	Andrew Rodriguez
Tel : (646) 536 7006	Tel : (646) 536 7032
email : dpasquale@theruthgroup.com	email : arodriguez@theruthgroup.com

STATS ChipPAC Ltd.
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20
Techpoint, Singapore 569059